NEWS RELEASE

BROOKFIELD HOMES REPORTS SECOND QUARTER RESULTS,
ANNOUNCES THE SALE OF LAND IN SAN DIEGO COUNTY, CALIFORNIA,
AND A DUTCH AUCTION TENDER OFFER FOR ITS SHARES

Investors, analysts and other interested parties can access Brookfield Homes’ Supplemental Information Package on Brookfield Homes’ website under the Investor Relations/Financial Reports section at www.brookfieldhomes.com. Brookfield Homes’ second quarter investor conference call can be accessed by teleconference on August 8, 2003 at 2:30 pm (Eastern Time) at 416-695-5261 or 1-877-461-2816. The archived teleconference may be accessed by dialing 416-695-5799 or 1-877-677-0845 with access code 3538 through August 22, 2003. Alternatively, the conference call can be accessed by webcast on the Brookfield Homes’ website at www.brookfieldhomes.com.

Del Mar, California, August 8, 2003 — (BHS: NYSE) Brookfield Homes Corporation today announced strong financial results for the three months ended June 30, 2003:

Results of Operations

	Three Months Ended June 30		Six Months Ended June 30

(Millions, except per share amounts)	2003	2002	2003	2002

Total revenue	$200	$209	$344	$372
Gross margin	47	42	87	77
Net income	12	10	27	17
Earnings per share	$0.37	$0.31	$0.82	$0.53

Second Quarter Financial Highlights

For the three months ended June 30, 2003, Brookfield Homes:

•	Achieved net income of $12 million, a $2 million increase over 2002, and earnings per share of $0.37, a 19% increase over the previous year. This increase includes a $4 million gain on the sale of approximately 100 entitled lots in our Southland / Los Angeles operation.

•	Realized net income of $8 million before the sale of 100 lots, a decrease of $2 million from the previous year. The decrease was due to fewer active projects and weather delays resulting in 88 fewer homes closed during the second quarter of 2003.

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•	Generated operating cash flow of $24 million during the quarter, improving the company’s net debt to total capitalization ratio from 49% at the end of the first quarter to 46% at June 30, 2003.

“The continued strength of our financial performance in the second quarter is driven by opportunistic dispositions of lot inventory that is not required within the next five to seven years for our housing operations as well as the low interest rate environment encouraging consumers to trade up or buy new homes. While we have fewer active communities contributing to revenues this quarter compared to last year, we have closed or have in backlog 100% of the 1,550 planned home closings in 2003, and we are now selling homes to close in 2004,” commented Ian Cockwell, Brookfield Homes’ President and Chief Executive Officer.

Land Sale

The company also announced that in early August, it closed the sale of 395 lots in San Diego County for proceeds of $55 million, realizing a net after tax gain of $11.2 million which will be recorded in the third quarter of 2003. This land sale increases estimated 2003 cash flow from operations to $190 million and earnings guidance to $2.32 per share.

Dutch Auction Tender Offer

Brookfield Homes also announced today that its Board of Directors approved the purchase for cash of up to 5,000,000 shares of its outstanding common stock from its stockholders by way of a “Dutch auction” tender offer. Stockholders will be invited to tender their shares at a price per share of between $15.50 and $18.50. Brascan Corporation, the major stockholder of Brookfield Homes, has indicated that it intends to tender up to an equivalent number of shares as the aggregate number of shares tendered by other stockholders, and at the purchase price determined by the tender offer. The tender offer is expected to commence on or prior to August 18, 2003.

The closing price of Brookfield Homes’ common stock on the NYSE on August 7, 2003 was $16.75 per share. If Brookfield Homes purchased 5,000,000 shares at the minimum and maximum offer price, the cost of the transaction would range between approximately $78 million and $93 million including expenses, which will be paid from available cash resources.

Neither Brookfield Homes nor its Board of Directors is making any recommendation whether stockholders should tender or refrain from tendering their shares or as to the purchase price or prices at which stockholders should choose to tender their shares. Stockholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender them. Stockholders may wish to discuss with their broker or other financial or tax advisor whether to tender their shares.

THE FOREGOING ANNOUNCEMENT OF THE DUTCH AUCTION TENDER OFFER IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF BROOKFIELD HOMES’ COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY BROOKFIELD HOMES’ COMMON STOCK WILL ONLY BE MADE PURSUANT TO THE OFFER TO PURCHASE AND RELATED MATERIALS THAT BROOKFIELD HOMES WILL BE DISTRIBUTING TO ITS STOCKHOLDERS SHORTLY. STOCKHOLDERS SHOULD READ THOSE MATERIALS CAREFULLY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS TO THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS FOR FREE AT BROOKFIELD HOMES’ WEBSITE WWW.BROOKFIELDHOMES.COM, THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM OUR INFORMATION AGENT, MELLON INVESTOR SERVICES LLC.

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Outlook

“With a solid base of home closings for 2003 and planned openings of new communities, we are well positioned to deliver on our target of 1,750 homes in 2004. We remain focused on building shareholder value by actively managing our existing assets and by leveraging our local expertise to expand in adjacent markets,” concluded Cockwell.

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Brookfield Homes Corporation

Brookfield Homes Corporation is a residential homebuilder and land developer, building homes and developing land in master-planned communities and infill locations. We design, construct and market single-family and multi-family homes primarily to move-up and luxury homebuyers. We also develop land for our own communities and sell lots to other homebuilders. Our portfolio includes over 20,000 lots owned and controlled in the San Francisco Bay Area; Southland / Los Angeles; San Diego / Riverside; and Northern Virginia markets. For more information, visit the Brookfield Homes website at www.brookfieldhomes.com.

Contact Information:
Linda Northwood
Director, Investor Relations
Tel: 858-481-2567
Email: lnorthwood@brookfieldhomes.com

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Note: Certain statements in this press release that are not historical facts, including information concerning the expected Dutch auction tender offer, expected home sales, closings and deliveries (and the timing thereof), targeted 2003 earnings and cash flow goals, possible or assumed future results of operations of the company and those statements preceded by, followed by, or that include the words “planned”, “should”, “goals”, “expected”, “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labor or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favorable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our Form 10-K and other SEC filings, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

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Brookfield Homes Corporation
Condensed Statements of Net Income

	Three Months Ended		Six Months Ended
	June 30		June 30

(thousands, except per share amounts) Unaudited	2003	2002	2003	2002

Revenue
Housing	$183,343	$198,453	$264,786	$355,754
Land and other revenues	5,953	10,662	66,285	16,317
Equity in earnings from housing and land joint ventures	10,363	—	12,576	—

Total revenue	199,659	209,115	343,647	372,071
Direct cost of sales	152,983	167,591	256,664	294,736

	46,676	41,524	86,983	77,335
Selling, general and administrative expense	16,819	14,076	26,554	28,980
Interest expense	7,512	9,070	13,023	16,814
Minority interest	2,400	1,760	3,174	3,047

Net income before taxes	19,945	16,618	44,232	28,494
Income tax expense	7,985	6,648	17,692	11,398

Net income	$11,960	$9,970	$26,540	$17,096

Weighted average shares outstanding
Basic	32,028	32,220	32,051	32,260
Diluted	32,278	32,220	32,284	32,260

Earnings per share
Basic	$0.37	$0.31	$0.83	$0.53
Diluted	$0.37	$0.31	$0.82	$0.53

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Brookfield Homes Corporation
Condensed Balance Sheets

	Unaudited
	As at June 30		As at December 31

(thousands)	2003	2002	2002

Assets
Housing and land inventory	$638,974	$710,403	$616,425
Investments in housing and land joint ventures	84,571	92,169	80,959
Receivables and other assets	66,349	50,804	74,534
Cash and cash equivalents	36,329	4,265	35,903
Deferred tax asset	18,423	45,770	36,115

	$844,646	$903,411	$843,936

Liabilities and Stockholders’ Equity
Project specific financings	$314,214	$273,340	$288,040
Accounts payable and other liabilities	117,509	70,120	112,086
Subordinated debt due to related parties	40,000	229,270	98,300
Minority interest	29,543	26,605	24,772
Stockholders’ equity	343,380	304,076	320,738

	$844,646	$903,411	$843,936

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